800 Third Avenue, 21st Floor New York, NY 10022-7604 Tel (212) 209-3050 Fax (212) 371-5500

November 28, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Assured Pharmacy, Inc.
Registration Statement on Form SB-2
Pre-Effective Amendment No. 4
File No. 333-121288

Ladies and gentlemen:

     On behalf of our client, Assured Pharmacy, Inc., a Nevada corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended, by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 4 to Registration Statement on Form SB-2 (File No. 333-121288) (the “Registration Statement”), together with certain exhibits thereto.

     We are in receipt of the letter, dated June 7, 2007 (the “Comment Letter”), from Jeffrey Riedler, Assistant Director, Division of Corporation Finance, of the United States Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

Comment	Page	Response
Number	Number

1	7	In response to this comment, the Company discloses in the summary information section under the subheading “Convertible Debenture Offering” that the total dollar value of 6,146,250 shares underlying the convertible debentures is $2,127,038, based on the average closing price for the Company’s common stock on the OTCBB for the five consecutive trading days preceding the issuance date of each convertible debenture.

2	6	In response to this comment, the Company discloses in the summary information section under the subheading “Convertible Debenture Offering” that the value of interest payments made on the convertible debentures was $442,530. The Company discloses on a supplemental basis that it was not required and did not make any payments other than the payment of interest in connection with the issuance of the convertible debentures. The Company further discloses that the Company received the full gross proceeds raised from this issuance of the convertible debentures through January 2007 in the amount of $2,458,500.

3	na	In response to this comment, the Company discloses on a supplemental basis that, in the case of all the convertible debentures except one, the convertible debentures were sold at a premium, not a discount, since the market price per share of the securities underlying the convertible debenture on the date of the sale of the relevant convertible debenture was less than the conversion price of $0.40. The market price of the securities underlying the convertible debenture in the principal amount of $50,000 sold to the Jyotsna P. Shah Revocable Trust on November 10, 2006 was on that date $0.41, resulting in potential profit of $1,250.

4	na	In response to this comment, the Company discloses on a supplemental basis that the only other securities of the Company that are outstanding and held by the selling shareholders are warrants to purchase shares of common stock. The exercise price for these warrants range from $0.60 per share to $0.80 per share. Warrants issued in a private placement in 2004 were granted at a discount of approximately 6% to the then current market price, but warrants issued since that time were issued at a premium to the market price of the underlying securities at the date of issuance.

5	na	In response to this comment, please the responses to Comments 2, 3 and 4 above.

6	53	In response to this comment, the Company discloses under the heading “Certain Relationships and Related Transactions” the requested information concerning all prior securities transactions between the issuer and selling shareholders who hold convertible debentures, any affiliates of the Company or such selling shareholders, or any person with whom any such selling shareholder has a contractual relationship regarding the transaction.

7	54	The requested disclosure has been added under the heading “Certain Relationships and Related Transactions”.

8	6, 52, 65	In response to this comment, the Company discloses that it will require additional funding in order to be able to repay the convertible debentures. The Company has not yet received responses from each of the selling shareholders concerning any existing short positions in the Company’s common stock, but will advise the Commission on a supplemental basis prior to requesting effectiveness.

9	53	The requested disclosure has been added under the heading “Certain Relationships and Related Transactions”. In addition, the Company has included the form of convertible debenture as an exhibit to the registration statement.

10	5-7	The requested disclosure has been added. The Company believes that the number of shares registered is consistent with the determinations so disclosed.

11	62-63	The requested disclosure has been added.

12	55-56	In response to this Comment, the Company has revised the table under the heading “Security Ownership of Certain Beneficial Owners and Management”.

13	F-41-F-61	The Registration Statement has been updated to include September 30, 2007 financial statements and related disclosure.

14	F-5	The “Deferred Compensation” column represents restricted shares, not stock options or warrants, issued for services to be performed; therefore, the year-end balances should be reclassified to be reflected as current and non-current “Other Assets”. Management understands that paragraph 74 of SFAS 123R requires that unearned or deferred compensation be eliminated against the appropriate equity accounts. However, in management’s opinion such a change has no effect on the overriding issue that requires recognition of compensation expense as services are rendered. Therefore, management does not believe that there is a need for a change in the presentation. Management will not include a “Deferred Compensation” column in future reports.

15	F-7	A.	The consideration paid to purchase the 49% minority interest in API is disclosed in Note 1 to the financial statements as follows:

			Cash down payment	$15,000
			50,000 shares of stock at 39¢ per share	19,500
			Eleven $5,000 installment payments	55,000
			Fourteen $15,000 installment payments	210,000
			Loan	180,000
			Total	$479,500

         In addition:

  the Company forgave a net receivable of $213,766 from the minority interest holders that resulted from their portion of API’s accumulated losses.

  the Company recognized debt discount of $84,950.

The total purchase price of $607,816 was recorded as goodwill.

B.

APN, as disclosed, was formed in 2004 by agreement with TAPG, L.L.C. The Company made interest-free loans totaling $352,000 to APN that were later converted into APN capital stock. Upon APN’s formation, the Company received a 75% interest in APN in exchange for the right to utilize its intellectual property rights and to provide sales and marketing services. At that time, no accounting entries were made to record the Company’s investment since the intellectual property rights and marketing services were not valued or recorded as intangible assets. The Company recognized loans receivable when the interest-free loans were made; upon conversion of the loans, the Company recognized an investment of $857,000 in a consolidated subsidiary leaving TAPG with a 5.2% minority interest.

The Company does not believe that any additional disclosure would materially enhance the financial statements.

16	F-20

The Line of Credit (LOC) dated February 21, 2005 initially provided for borrowings of up to $500,000 and, starting on July 1, 2005 if no events of default had occurred, borrowings of up to $700,000. The lender had a right to convert all or a portion of the outstanding obligations into a number of shares of the Company’s common stock determined at a conversion price equal to 80% of the volume weighted average price of the Company’s common stock for the seven trading day weighted average closing bid price for the common stock. The conversion price was not to be less than $0.25 or more than $0.75 per share.

As in Case 1(d) of EITF 98-5, each time funds are drawn down against the LOC, the amount of the beneficial conversion feature associated with the draw down must be determined. Comparing the market price with the conversion price at the dates of each draw down makes that determination. The computed amount of the beneficial conversion feature associated with each draw down under the LOC is to be is to be treated as a debt discount, amortized as interest expense and credited to Additional Paid-in Capital (APIC).

Upon further analysis, the Company has determined that the amount of debt discount due to the beneficial conversion feature is approximately $45,000 for 2005. Management believes that this amount, combined with the beneficial feature in item # 17 of approximately $4,000, for a total of approximately $45,000 for 2005 is not material to financial statements given the reported loss of approximately $4.8 million. Additional detail with respect to the beneficial conversion is set forth in Annex 16.

17	F-20	The Line of Credit (LOC) dated October 31, 2005 provides for borrowings of up to $1,000,000. The lender had a right to convert all or a portion of the outstanding obligations into a number of shares of the Company’s common stock determined at a conversion price equal to 80% of the volume weighted average price of the Company’s common stock for the seven trading day weighted average closing bid price for the common stock. The conversion price is not to be less than $0.40 or more than $0.80 per share.

As in Case 1(d) of EITF 98-5, each time funds are drawn down against the LOC, the amount of the beneficial conversion feature associated with the draw down must be determined. That determination is made by comparing the market price with the conversion price at the dates of each draw down. The computed amount of the beneficial conversion feature associated with each draw down under the LOC is to be treated as a debt discount, amortized to interest expense and credited to Additional Paid-in Capital (APIC).

Upon further analysis, the Company has determined that there was a beneficial conversion amount for one draw for $200,000 taken on October 28, 2005. The Company has computed the beneficial conversion amount based on a market price of the stock of $0.48 per share on that date and a conversion price was determined to be $0.434 per share. As a result, the amortization of the beneficial conversion would be approximately $4,000 for 2005 and $7,000 for 2006. The Company does not believe that these amounts are material to either year and therefore has not restated the financial statements.

18	F-22

The Company assumed a note payable of approximately $3,177,000 in connection with the acquisition of a License to operate Safescript pharmacies in California, Oregon, Washington and Alaska, of which $2,000,000 was converted into 4,444,444 shares of the Company’s restricted common stock. The remaining balance of approximately $1,177,000 was payable in monthly installments of $25,000 including interest at 5% per annum with a balloon payment of approximately $802,000 due in December 2004 (the “Note”). The Note was secured by the License.

The licensor failed to provide the Company with essential services as set forth in the license agreement that they entered into; this forced the Company to terminate its use of all technology granted by the license agreement. On March 17, 2004, the Company filed a lawsuit in Nevada State Court against the licensor seeking damages, declaratory relief, to rescind the License and to recover the consideration paid. On June 30, 2005, the United States Bankruptcy Court for the Eastern District of Texas approved a Settlement Agreement and Mutual Release between the Company and the Licensor. At June 30, 2005, the outstanding principal balance of the Note and the related accrued interest approximated $1,013,000 and $143,000, respectively. Under the terms of the Settlement Agreement, the Licensor was to retain 100,000 shares of the Company’s common stock and return the remaining 4,344,444 shares of common stock for cancellation. In addition, the Company agreed to issue the Licensor 500,000 new shares of its restricted common stock and dismiss the lawsuit that was pending in the U.S. District Court for the Eastern District of Texas with prejudice. The Agreement contained a mutual release, which resulted in the Licensor releasing the Company from any liability with respect to the note payable to the Licensor in the amount of approximately $1,013,000.

The Company accounted for the above transaction by recording the following:

  A debit to notes payable of approximately $1,013,000, and a debit to accrued interest of $143,000 to record the settlement of the debt and the interest. Management believes that the liability related to the Note was to be derecognized (i.e., removed from the balance sheet) because it was extinguished in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140 “Accounting for Transfers and Servicing of Financial

Assets and Extinguishments of Liabilities” which provides that a liability is extinguished only if either of the following two conditions is met:

(1) The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or the reacquisition by the debtor of its outstanding debt securities. Reacquisition of the debt securities may be accomplished either through cancellation (e.g., cancellation of a note payable) or by holding those securities as so-called treasury bonds.

(2) The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Management believes that such liability was extinguished in accordance with (2) above.

•	A debit to treasury stock of $4,344 to record the return of the 4,344,444 shares of the Company’s common stock in accordance with the par value method pursuant to APB Opinion No. 6, “Treasury Stock”. The accounting for the transaction in which the 4.3 million shares of restricted common stock were originally issued in 2003, the $2 million credit to additional paid-in capital (“APIC”) was based in part on an independent valuation of the estimated fair value of the aforementioned license. Hence, the economic benefit received and recorded by the Company in 2003 was “theoretically” valid at that time. Management concluded that it was not appropriate under U.S. GAAP to re-measure such transaction in June 2005 when the parties agreed to settle the dispute in the manner referenced above.

The authoritative literature discusses accounting for selling treasury stock, and the re-purchase of a company’s common stock; when doing so is the exclusive subject of a transaction, it’s a relatively straightforward matter. Such literature provides guidance in dealing with situations in which (i) the selling price of treasury stock is different than its cost or par value, and (ii) the purchase price paid by a company to re-acquire its common stock exceeds the market price. But here the 4.3 million shares were part of a negotiated settlement wherein no attempt was made (nor does it appear that one was necessary, under the circumstances) to separately re-measure the common stock returned to the Company.

The Company had approximately 15 million authorized and unissued shares of common stock at December 31, 2005. Hence, the return of 4.3 million shares to the “treasury” did not provide the Company with anything that it didn’t already have (e.g., for use in a near-term opportunity to sell its common stock, and/or satisfying any requirement to issue common stock as a result of the exercise of any other equity instruments or the conversion of convertible debt), even without increasing the number of authorized common shares.

•	A credit to common stock of $500 and a credit to additional paid in capital for $148,000 (the estimated fair value of the stock based on the trading price of $0.37 on the settlement date, discounted by 20% due to the fact that it is restricted stock subject to Rule 144).

		•	Recorded a gain on settlement of debt of $1,011,522.
		The following table further illustrates the accounting for the settlement:

		Description	Amount	Explanation

		Dr. Debt	$1,013,000	Debt balance
		Dr. Interest payable	143,000	Accrued interest
		Dr. Treasury stock	4,344	4,344,444 shares at par
		Cr. Common stock and APIC	148,500	(500,000 X (fair value on the
				settlement date) $0.37 X 20%
				discount as the stock is
				restricted under Rule 144
		Cr. Gain on settlement of debt	$1,011,522

		Based on SFAS No. 145, Reporting Gains and Losses fom Extinguishment of Debt and APB No. 30, Extraordinary Items, management concluded that such gain is not considered extraordinary and was presented as a component of loss from continuing operations.

19	F-26	Generally, the Company applied a 20% discount from the market price on the date of issuance based on management’s judgment about the effect of the following:

		–	The significant number of shares held by the selling shareholders as compared with the total number of shares outstanding. That is, that the selling shareholders hold 25% of the total shares outstanding prior to the offering.

		–	The significant number of shares issuable upon the exercise of warrants and the conversion of outstanding debentures. That is, that the shares issuable upon the exercise of warrants and the conversion of outstanding debentures constitute 34% of the total number of shares outstanding prior to the offering and 25% of the total number of shares that would be outstanding after the offering if all of such warrants were exercised and all of the above mentioned convertible debentures were converted into common stock.

		–	The fact that the issuance of the shares was not registered under the Securities Act of 1933 and, therefore, the shares were not freely transferable.

20	F-26

In December 2003, the Company executed a note payable with Mr. David Parker, its former Chief Executive Officer (the “Former CEO”) for $370,000 (the “Note”) in connection with the acquisition of a technology license agreement (“License”). This Note accrued interest at a fixed rate of 5% per annum. The note was secured by the License and was to mature on December 31, 2007. The outstanding balance of the note was $370,000 as of February 1, 2005.

In a termination and settlement agreement entered into between the Company and the Former CEO on February 1, 2005, to terminate his employment as a CEO and as a member of the Company’s Board of Directors, the Former CEO agreed to the following:

		2.	Resign as the Company’s CEO and director effective February 1, 2005. (The former CEO acknowledged that there were no disagreements with the Company.)

		3.	The employment agreement dated March 2, 2003 was null and void.

	4.	Releasing the Company from any liability with respect to the Note due to the Former CEO in the amount of $370,000.

	5.	Returned 5,400,000 shares of the Company’s common stock for cancellation.

6.

Accepted $10,000 cash, 494,000 shares of restricted common stock and 1,300,000 warrants to purchase 1,300,000 shares of the Company’s common stock and discharge the Company from all liability associated with this debt.

The Company accounted for the above transaction by recording the following:

•	A debit to notes payable of $370,000 to record the settlement of the debt portion of the termination agreement. Management believes that the above liability related to the Note was to be derecognized (i.e., removed from the balance sheet) because it was extinguished in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which provides that a liability is extinguished only if either of the following two conditions is met:

	(1)	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or the reacquisition by the debtor of its outstanding debt securities. Reacquisition of the debt securities may be accomplished either through cancellation (e.g., cancellation of a note payable) or by holding those securities as so-called treasury bonds.

	(2)	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Management believes that such liability was extinguished in accordance with (2) above.

A debit to treasury stock of $5,400 to record the return of the 4,344,444 shares of the Company’s common stock in accordance with the par value method pursuant to APB Opinion No. 6, “Treasury Stock”.

The authoritative literature discusses accounting for selling treasury stock, and the re-purchase of a company’s common stock; when doing so is the exclusive subject of a transaction, it’s a relatively straightforward matter. Such literature provides guidance in dealing with situations in which (i) the selling price of treasury stock is different than its cost or par value, and (ii) the purchase price paid by a company to re-acquire its common stock exceeds the market price. But here the 4.3 million shares were part of a negotiated settlement wherein no attempt was made (nor does it appear that one was necessary, under the circumstances) to separately re-measure the common stock returned to the Company.

The Company had approximately 15 million authorized and unissued shares of common stock at December 31, 2005. Hence, the return of 5.4 million shares to the “treasury” did not provide the Company with anything that it didn’t already have (e.g., for use in a near-term opportunity to sell its common stock, and/or satisfying any requirement to issue common stock as a result of the

		exercise of any other equity instruments or the conversion of convertible debt), even without increasing the number of authorized common shares.

		•	A credit of $10,000 to cash to settle the cash portion of the termination agreement.

		•	A credit to common stock for $494 and a credit to additional paid in capital for $118,066 (the estimated fair value of the stock based on the trading price of $0.30 on the settlement date, discounted by 20% due to the fact that it is restricted stock subject to Rule 144).

		•	A credit to additional paid in capital for $329,000 which represents the estimated fair value of the warrants based on the Black-Scholes pricing model on the settlement date using the following assumptions:

		–	Volatility: 140%
		–	Expected life: 5 years
		–	Risk-free interest rate: 3.7%

		•	A debit to loss on settlement of debt for $87,960.

		The following table further illustrates the accounting for the settlement:

		Description	Amount	Explanation

		Dr. Debt	$370,000	Note principal balance
		Dr. Treasury stock	5,400	5,400,000 shares at par
		Cr. Cash	10,000	Amount paid
		Cr. Common stock and APIC	118,560	(494,000 X (fair value on the
				settlement date) $.30 X 20%
				discount since it is Rule 144
				stock
		Cr. Estimated FV of 1.3M warrants	329,000	Calculated using Black-Scholes

		Dr. Loss on settlement of debt	$87,960

		Based on SFAS No. 145, Reporting Gains and Losses from Extinguishment of Debt and APB No. 30, Extraordinary Items, management concluded that such gain is not considered extraordinary and is presented as a component of loss from continuing operations.

21	F-32	Management believes that the disclosure requirements of paragraphs A240-A241 of SFAS 123R that are significant have been met.

22	F-35	The holders of the 18% Unsecured Convertible Debentures have a right to convert all or a portion of the outstanding obligations into “Conversion Units” consisting of common stock and common stock purchase warrants. The conversion price is $0.40 per share. For every two shares that are issued upon conversion of an Unsecured Convertible Debentures the holder will receive warrants to purchase one share of common stock at $0.60 per share and one share of common stock at $0.80 per share.

Set forth in Annex 22 is an analysis of the potential beneficial conversion feature that may or may not be associated with these notes. The Company does not believe that the total amount is material to the financial statements.

Closing Comments	na	The Company takes notice of the Closing Comments.

               Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Robert Steven Brown
Robert Steven Brown

cc:	Jeffrey Riedler, Esq.
John Krug, Esq.
Ms. Tabatha Akins

Annex 16

											Roughly
											Calculated
	Date of Agreement:		07/16/2007	02/21/2005			End of Agreement:			02/21/2006	Approxi-
								Con-			mate	Difference	Days in		Days
			Accrual	Date of Draw			Share	version			Beneficial	Due to	Amorti-	Amorti-	of
			Basis	Date of			price on	price		Beneficial	Roughly	Approxi-	zation	zation	Amorti-	Amorti-
Memo	Split		Balance	Payback	Amount		draw dt	per share	Volume	Conversion	Conversion	mation	Period	Per Day	zation	zation
											Approximation relates to lack of refinment of share price on date of draw.

LOC Draw				02/23/2005	350,000.00		0.42	0.29	30,000.00	159,170.56	156,897	2,273.56	363	432	363	156,897
				02/28/2005	(73,556.31)		0.45				(32,974)		363	(91)	358	(32,520)
				03/31/2005	(207,156.66)		0.35				(92,863)		363	(256)	327	(83,653)
				04/30/2005	(69,287.03	) -	0.38				(31,060)		363	(86)	297	(25,413)
LOC Draw			0.00	03/15/2005	150,000.00		0.51	0.34	117,700.00	76,885.02	76,885	0.02	343	224	343	76,885
				04/30/2005	(3,213.51)		0.38				(1,647)		343	(5)	297	(1,426)
				04/30/2005	(10,212.90)		0.38				(5,235)		343	(15)	297	(4,533)
				04/30/2005	(23,950.94)		0.38				(12,276)		343	(36)	297	(10,630)
				04/30/2005	(94,237.17)		0.38				(48,303)		343	(141)	297	(41,825)
				05/31/2005	(18,385.48	) -	0.36				(9,424)		343	(27)	266	(7,308)
LOC Draw	220550	MOSAIC INVTY LOAN	150,000.00	3/31/2005	150,000.00		0.35	0.30	30,000.00	24,941.75	25,000	(58.25)	327	76	327	25,000
				05/31/2005	(37,646.61)		0.36				(6,274)		327	(19)	266	(5,104)
				05/31/2005	(10,430.99)		0.36				(1,738)		327	(5)	266	(1,414)
				05/31/2005	(52,091.20)		0.36				(8,682)		327	(27)	266	(7,062)
				05/31/2005	(49,831.20	) -	0.36				(8,305)		327	(25)	266	(6,756)
LOC Draw	100102	WF OPERATING	300,000.00	4/7/2005	150,000.00		0.35	0.27	111,300.00	45,621.23	44,444	1,177.23	320	139	320	44,444
				05/31/2005	(18,385.48)		0.36				(5,448)		320	(17)	266	(4,529)
				05/31/2005	(10,430.99)		0.36				(3,091)		320	(10)	266	(2,569)
				05/31/2005	(52,091.20)		0.36				(15,434)		320	(48)	266	(12,830)
				05/31/2005	(64,028.08)		0.36				(18,971)		320	(59)	266	(15,770)
				06/30/2005	(5,064.25	) -	0.37				(1,501)		320	(5)	236	(1,107)
LOC Draw	100102	WF OPERATING	500,000.00	4/26/2005	200,000.00		0.36	0.31	9,500.00	36,042.41	32,258	3,784.41	301	107	301	32,258
				06/30/2005	(200,000.00	) -	0.37				(32,258)		301	(107)	236	(25,292)
LOC Draw	100102	WF OPERATING	700,000.00	5/19/2005	200,000.00		0.38	0.30	285,500.00	56,559.35	53,333	3,226.35	278	192	278	53,333
				06/30/2005	(57,647.38)		0.37				(15,373)		278	(55)	236	(13,050)
				07/31/2005	(98,681.96)		0.35				(26,315)		278	(95)	205	(19,405)
				07/31/2005	(13,539.38)		0.35				(3,611)		278	(13)	205	(2,663)
				07/31/2005	(30,131.28	) -	0.35				(8,035)		278	(29)	205	(5,925)
LOC Draw	100102	WF OPERATING	910,000.00	6/1/2005	100,000.00		0.36	0.32	22,000.00	11,977.94	12,500	(522.06)	265	47	265	12,500
				07/31/2005	(15,634.78)		0.35				(1,954)		265	(7)	205	(1,512)
				07/31/2005	(84,365.22	) -	0.35				(10,546)		265	(40)	205	(8,158)
LOC Draw	100102	WF OPERATING	1,010,000.00	6/1/2005	100,000.00		0.36	0.32	22,000.00	11,977.94	12,500	(522.06)	265	47	265	12,500
				07/31/2005	(41,368.07)		0.35				(5,171)		265	(20)	205	(4,000)
				08/31/2005	(58,631.93	) -	0.39				(7,329)		265	(28)	174	(4,812)
LOC Draw	100102	WF OPERATING	810,000.00	6/22/2005	110,000.00		0.39	0.31	35,000.00	30,652.21	28,387	2,265.21	244	116	244	28,387
				08/31/2005	(30,782.53)		0.39				(7,944)		244	(33)	174	(5,665)
				08/31/2005	(10,290.09)		0.39				(2,656)		244	(11)	174	(1,894)
				08/31/2005	(46,828.15)		0.39				(12,085)		244	(50)	174	(8,618)
				08/31/2005	(22,099.23	) -	0.39				(5,703)		244	(23)	174	(4,067)
LOC Draw	100102	WF OPERATING	1,123,000.00	6/29/2005	113,000.00		0.36	0.31	12,000.00	18,670.47	18,226	444.47	237	77	237	18,226
				08/31/2005	(113,000.00	) -	0.39				(18,226)		237	(77)	174	(13,381)
LOC Draw	100102	WF OPERATING	1,201,000.00	7/8/2005	78,000.00		0.35	0.28	57,500.00	18,951.71	19,500	(548.29)	228	86	228	19,500
				08/31/2005	(6,459.57)		0.39				(1,615)		228	(7)	174	(1,233)
				09/30/2005	(71,540.43	) -	0.40				(17,885)		228	(78)	144	(11,296)
LOC Draw	100102	WF OPERATING	1,289,000.00	7/19/2005	88,000.00		0.35	0.29	2,300.00	18,069.26	18,207	(137.74)	217	84	217	18,207
				09/30/2005	(5,368.27)		0.40				(6,479)		217	(30)	144	(4,299)
				09/30/2005	(8,020.41)		0.40				(9,680)		217	(45)	144	(6,424)
				09/30/2005	(47,319.15)		0.40				(57,109)		217	(263)	144	(37,897)
				09/30/2005	(27,292.17	) -	0.40				(32,939)		217	(152)	144	(21,858)
LOC Draw	100102	WF OPERATING	1,353,000.00	7/26/2005	64,000.00		0.36	0.29	8,100.00	15,346.00	15,448	(102.00)	210	74	210	15,448
				09/30/2005	(64,000.00	) -	0.40				(15,448)		210	(74)	144	(10,593)
LOC Draw	100102	WF OPERATING	1,453,000.00	8/3/2005	100,000.00		0.34	0.28	72,300.00	19,538.67	21,429	(1,890.33)	202	106	202	21,429
				09/30/2005	(63,272.84)		0.40				(13,558)		202	(67)	144	(9,665)
				09/30/2005	(36,727.16	) -	0.40				(7,870)		202	(39)	144	(5,610)
LOC Draw	100102	WF OPERATING	1,517,000.00	8/3/2005	64,000.00		0.34	0.28	72,300.00	12,504.75	13,714	(1,209.25)	202	68	202	13,714
				09/30/2005	(64,000.00	) -	0.40				(13,714)		202	(68)	144	(9,776)
LOC Draw	100102	WF OPERATING	1,590,000.00	8/9/2005	73,000.00		0.34	0.28	6,000.00	16,322.23	15,643	679.23	196	80	196	15,643
				09/30/2005	(53,837.85)		0.40				(11,537)		196	(59)	144	(8,476)
				10/31/2005	(19,162.15	) -	0.48				(4,106)		196	(21)	113	(2,367)
LOC Draw	100102	WF OPERATING	1,647,000.00	8/19/2005	57,000.00		0.34	0.27	59,000.00	14,120.72	14,778	(657.28)	186	79	186	14,778
				10/31/2005	(6,955.79)		0.48				(1,803)		186	(10)	113	(1,095)
				10/31/2005	(5,566.90)		0.48				(1,443)		186	(8)	113	(877)
				10/31/2005	(13,947.51)		0.48				(3,616)		186	(19)	113	(2,197)
				10/31/2005	(30,529.80	) -	0.48				(7,915)		186	(43)	113	(4,809)
LOC Draw	100102	WF OPERATING	1,711,000.00	8/23/2005	64,000.00		0.35	0.27	74,100.00	18,352.94	18,963	(610.06)	182	104	182	18,963
				10/31/2005	(1,020.33)		0.48				(302)		182	(2)	113	(188)
				10/31/2005	(4,149.42)		0.48				(1,229)		182	(7)	113	(763)
				10/31/2005	(58,830.25	) -	0.48				(17,431)		182	(96)	113	(10,823)
LOC Draw	100102	WF OPERATING	1,755,000.00	8/23/2005	44,000.00		0.35	0.27	74,100.00	12,617.65	13,037	(419.35)	182	72	182	13,037
				10/31/2005	(44,000.00	) -	0.48				(13,037)		182	(72)	113	(8,094)
LOC Draw	100102	WF OPERATING	1,810,000.00	9/7/2005	55,000.00		0.44	0.35	73,900.00	15,100.65	13,555	1,545.65	167	81	167	13,555
				10/31/2005	(55,000.00	) -	0.48				(13,555)		167	(81)	113	(9,172)
LOC Draw	100102	WF OPERATING	1,910,000.00	9/8/2005	100,000.00		0.47	0.35	61,000.00	34,825.75	34,286	539.75	166	207	166	34,286
				10/31/2005	(100,000.00	) -	0.48				(34,286)		166	(207)	113	(23,339)
LOC Draw	100102	WF OPERATING	1,966,000.00	9/13/2005	56,000.00		0.40	0.36	-	6,122.38	6,222	(99.62)	161	39	161	6,222
				10/31/2005	(56,000.00	) -	0.48				(6,222)		161	(39)	113	(4,367)
LOC Draw	100102	WF OPERATING	2,052,000.00	9/20/2005	86,000.00		0.40	0.34	26,500.00	14,701.96	15,176	(474.04)	154	99	154	15,176
				10/31/2005	(86,000.00	) -	0.48				(15,176)		154	(99)	113	(11,136)
LOC Draw	100102	WF OPERATING	2,122,000.00	9/27/2005	70,000.00		0.43	0.33	84,800.00	20,849.74	21,212	(362.26)	147	144	147	21,212
				10/31/2005	(70,000.00	) -	0.48				(21,212)		147	(144)	113	(16,306)
LOC Draw	100102	WF OPERATING	2,188,500.00	10/4/2005	66,500.00		0.42	0.33	9,400.00	19,398.22	18,136	1,262.22	140	130	140	18,136
				10/31/2005	(66,500.00	) -	0.48				(18,136)		140	(130)	113	(14,638)
LOC Draw	100102	WF OPERATING	2,225,500.00	10/11/2005	37,000.00		0.40	0.32	3,000.00	9,215.13	9,250	(34.87)	133	70	133	9,250
				10/31/2005	(37,000.00	) -	0.48				(9,250)		133	(70)	113	(7,859)
LOC Draw	100102	WF OPERATING	2,250,500.00	10/18/2005	25,000.00		0.40	0.33	51,800.00	5,397.40	5,303	94.40	126	42	126	5,303
				10/31/2005	(25,000.00	) -	0.48				(5,303)		126	(42)	113	(4,756)
LOC Draw	100102	WF OPERATING	2,266,697.07	10/25/2005	16,197.07		0.45	0.32	128,000.00	6,364.42	6,580	(215.58)	119	55	119	6,580
				10/31/2005	(16,197.07	) -	0.48				(6,580)		119	(55)	113	(6,248)

					0.00					750,298.46		9,429.46				101818
																9,429
																111,247

Annex 22

Assured Pharmacy, Inc. (F/K/A eRXSYS, Inc.)
18 % Secured Debentures
As of December 31, 2006

		Share Price					Value per	Value per
		on the date	Note Expiry	Face Value of the	Conversion	. # of sh.If	$.60	$.80	Total value per	BeneficConv	Beneficial
	Issue Date	of the note	Date	Note	price	converted	Warrant*	Warrant*	sh. on conv.	per Sh.	conversion

Janus Financial Services Inc.	08/08/06	$0.32	08/08/07	50,000.00	$0.40	125,000	0.0074201	0.0115362	$0.34	$(0.06)	$-
				50,000.00

Baruch Halpern Rev. Trust	09/29/06	$0.33	09/29/07	200,000.00	$0.40	500,000	0.0084139	0.012614	$0.35	$(0.05)	$-
				200,000.00

Brocockington Securities Inc.	08/10/06	$0.32	08/10/07	200,000.00	$0.40	500,000	0.0074201	0.0115461	$0.34	$(0.06)	$-
	10/30/06	$0.34	10/30/07	50,000.00	$0.40	125,000	0.009568	0.0138947	$0.36	$(0.04)	$-
				250,000.00

Woodfield Capital Services Inc	08/11/06	$0.33	08/11/07	150,000.00	$0.40	375,000	0.0084696	0.0127477	$0.35	$(0.05)	$-
	09/13/06	$0.30	09/13/07	100,000.00	$0.40	250,000	0.005574	0.0093137	$0.31	$(0.09)	$-
	09/13/06	$0.30		100,000.00	$0.40	250,000	0.005574	0.0093137	$0.31	$(0.09)	$-
				350,000.00

Pinewood Trading Fund L.P.	10/23/06	$0.30	10/23/07	100,000.00	0.4	250,000	0.0055929	0.0093553	$0.31	$(0.09)	$-
				100,000.00

Jyotsna Shah Rev Trsut	11/10/06	$0.41	11/10/07	50,000.00	$0.40	125,000	0.0198496	0.0243204	$0.45	$0.05	$6,771
				50,000.00

Mosaic Pvt. Equity Fund (US) L.P.	11/17/06	$0.39	11/17/07	533,500.00	$0.40	1,333,750	0.0164771	0.0210462	$0.43	$0.03	$36,709
				533,500.00

Beth S. Levine and Claudia S. Carter	12/07/06	$0.38	12/07/07	50,000.00	$0.40	125,000	0.0148697	0.0193528	$0.41	$0.01	$1,778
				50,000.00

Harbor View Main Fund L.P.	12/29/06	$0.35	12/29/07	300,000.00	$0.40	750,000	0.0107665	0.0152266	$0.38	$(0.02)	$-
				300,000.00

Cornix Management LLC	12/29/06	$0.35	12/29/07	75,000.00	$0.40	187,500	0.0107665	0.0152266	$0.38	$(0.02)	$-
				75,000.00

TOTAL				1,958,500.00							45,258

*  Per terms of debenture, on conversion, for each two shares of stock converted is accompanied by one warrant at $0.60 and one warrant at $0.80. Therefore the warrant values included herein represent one-half the value per warrant determined under the Black-Scholes formula.